

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

<u>Via Facsimile</u>
Louis Bertoli
Chief Executive Officer
Trim Holding Group
7057 Gratiot Road, Suite One
Saginaw, MI 48609

   Re: Trim Holding Group
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed April 15, 2011
     File No. 333-121787

Dear Mr. Bertoli:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/Tia L. Jenkins

         Tia L. Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel and
         Mining

cc: <u>Via E-mail</u>
   H. Grady Thrasher IV, Esq.
   Joyce Thrasher Kaiser & Liss, LLC